Exhibit 99.1

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

Zhejiang Province

P. R. China, 310008

Telephone: +86-571-88219579

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 25, 2022

TO THE SHAREHOLDERS OF CHINA JO-JO DRUGSTORES, INC.:

The Annual General Meeting of the shareholders for the fiscal year ended March 31, 2021 (the “Annual Meeting”) of China Jo-Jo Drugstores, Inc., a Cayman Islands corporation (the “Company”), will be held on January 25, 2022 at 9:00 p.m. E.T. (January 26, 2022 at 10:00 a.m., Beijing time), at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, for the following purposes:

1.	To elect six directors to serve until the next Annual Meeting or until their successors are duly elected and qualified;

2.	To ratify the appointment of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022;

3.	To approve the Amendment No. 2 to our Amended and Restated 2010 Equity Incentive Plan; and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this Notice.

The Board of Directors has fixed the close of business on December 20, 2021, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. We know that many of our shareholders will be unable to attend the Annual Meeting. We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Annual Meeting. Whether or not you plan to attend, please take the time now to read the proxy statement and vote via the Internet or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting. You may also revoke your proxy or voter instructions before or at the Annual Meeting. Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate actions.

By Order of the Board of Directors,

/s/ Lei Liu
Lei Liu
Chairman of the Board and Chief Executive Officer

Hangzhou City, People’s Republic of China

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON JANUARY 25, 2022 - THE PROXY STATEMENT AND ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT www.iproxydirect.com/CJJD

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE. YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET. IF YOU RECEIVED A PAPER COPY OF THE PROXY CARD BY MAIL, YOU MAY ALSO MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

Zhejiang Province

P. R. China, 310008

Telephone: +86-571-88219579

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

JANUARY 25, 2022

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of China Jo-Jo Drugstores, Inc., a Cayman Islands corporation (the “Company”), for use at the Annual General Meeting of shareholders to be held on January 25, 2022 at 9:00 p.m. E.T. (January 26, 2022 at 10:00 a.m., Beijing time) (the “Annual Meeting”), or at any adjournment or postponement of the Annual Meeting, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

These proxy materials are made available to you by the Board on the Internet on or about December 27, 2021, at www.iproxydirect.com/CJJD, which is on the proxy card mailed to shareholders of record and beneficial holders. Printed versions of these proxy materials will be delivered to you by mail, free of charge, in connection with the Board’s solicitation of proxies for use at the Annual Meeting on or about December 28, 2021. Our shareholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement. These proxy materials include: our proxy statement for (and notice of) the Annual Meeting; and our predecessor’s annual report on Form 10-K for the year ended March 31, 2021 (the “Annual Report”), which includes our predecessor’s annual audited financial statements for the year ended March 31, 2021. These proxy materials also include a proxy card or a voting information card for the Annual Meeting, for submitting your vote in writing to us or your broker, as the case may be.

ABOUT THE MEETING

Who is entitled to vote at the Annual Meeting?

Only shareholders of record at the close of business on December 20, 2021 (the “Record Date”) are entitled to receive notice of and to vote at the Annual Meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting.

Who can attend the Annual Meeting?

Any person who was a shareholder of the Company on the Record Date may attend the meeting. If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the Annual Meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement so that we can verify your ownership of our stock and admit you to the Annual Meeting. You will not, however, be able to vote your shares at the Annual Meeting without a legal proxy.

What am I voting on?

The Board, on behalf of the Company, is seeking your affirmative vote for the following four items:

1.	The election of six directors;

2.	The ratification of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022; and

3.	To approve the Amendment No. 2 to our Amended and Restated 2010 Equity Incentive Plan.
4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Will any other matters be voted on?

We do not know of any other matters that will be brought before the shareholders for a vote at the Annual Meeting. If any other matter is properly brought before the meeting, your signed proxy card would authorize Mr. Lei Liu to vote on such matters in his discretion.

How do I vote?

Shareholders of Record

If your shares are registered directly in your name with the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are a shareholder of record.

If you are a shareholder of record, there are five ways to vote:

1.	Vote by Internet. You can vote via the Internet. The website address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. You can use the Internet to transmit your voting instructions up until 6:00 P.M. Eastern Time on January 25, 2022. Internet voting is available 24 hours a day. If you vote via the Internet, you do NOT need to vote by telephone or return a proxy card.

2.	Vote by Telephone. You can also vote by telephone by calling the toll-free telephone number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by telephone. You may transmit your voting instructions from any touch-tone telephone up until 6:00 P.M. Eastern Time on January 25, 2022. Telephone voting is available 24 hours a day. If you vote by telephone, you do NOT need to vote over the Internet or return a proxy card.

3.	Vote by Fax. You can also vote by fax by faxing to the fax number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by fax. You may transmit your voting instructions by fax up until 6:00 P.M. Eastern Time on January 25, 2022. Fax voting is available 24 hours a day. If you vote by fax, you do NOT need to vote over the Internet or return a proxy card.

4.	Vote by Mail. If you received a printed copy of the proxy card, you can vote by marking, dating and signing it, and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Annual Meeting.

5.	Vote in Person. You can vote in person at the Annual Meeting.

Street Name Holders

If your shares are held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or agent.

Regardless of how your shares are registered, if you complete and properly sign the proxy card and return it to the address indicated, it will be voted as you direct.

How many votes do I have?

On each matter to be voted upon, you will have one vote for each ordinary share of the Company that you owned on the Record Date.

How many votes can be cast by all shareholders?

The Company had 41,751,790 outstanding ordinary shares on the Record Date, and each of these shares is entitled to one vote.

How many votes must be present to hold the meeting?

The holders of not less than one-third of the Company’s ordinary shares outstanding on the Record Date must be present at the Annual Meeting in person or by proxy in order to fulfill the quorum requirement necessary to hold the Annual Meeting. As of the Record Date, there were 41,751,790 ordinary shares outstanding. This means at least 13,917,264 ordinary shares must be present in person or by proxy.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will also be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the Annual Meeting so that we will know as soon as possible that a quorum has been achieved.

What vote is required to approve each proposal?

Proposal No. 1 (Election of Directors): The six nominees for directors who receive the most votes will be elected.

Please note that brokers may no longer vote on the election of directors in the absence of specific client instructions.

Proposal No. 2 (Ratification of the Appointment of the Independent Auditor): The required vote to approve the ratification of the appointment of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022, is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Proposal No. 3 (Approval of the Amendment No.2 to our Amended and Restated 2010 Incentive Plan): The required vote to approve the Amendment No.2 to our Amended and Restated 2010 Incentive Plan is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Can I change my vote?

Yes. You may change your vote by sending in a new proxy card with a later date, or, if you are a shareholder of record, sending written notice of revocation to the Company’s Secretary at the address on the cover of this proxy statement. Also, if you attend the Annual Meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

What happens if I sign and return the proxy card but do not indicate how to vote on an issue?

If you return a proxy card without indicating your vote, your shares will be voted as follows:

●	FOR each of the nominees for director named in this proxy statement.

●	FOR ratification of the appointment of BDO CHINA SHU LUN PAN Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022.

●	FOR approval of the Amendment No.2 to our Amended and Restated 2010 Equity Incentive Plan.

●	FOR approval to transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a report on Form 6-K, which we will file with the SEC promptly after the Annual Meeting.

How can I obtain additional information about the Company?

You can access our Annual Report as filed with the SEC. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to: China Jo-Jo Drugstores, Inc., c/o Chief Financial Officer, Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

We are subject to the informational requirements of the Exchange Act, which requires that we file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, including our Company, that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our filings may be inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E. Washington, DC 20549. Copies of the material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, DC 20549.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Under the Company’s Amended and Restated Memorandum of Association and Articles of Association, the number of directors of the Company shall not be less than two . There shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but so that the number of directors shall never be less than two. Vacancies on the Board may be filled by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve until the next Annual Meeting.

The directors of the Company do not have a definite term of office, and each director will serve until the next Annual Meeting and until the director’s successor is elected and qualified. The Nominating Committee of the Board, comprising of four independent directors, will consider director candidates recommended by shareholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a shareholder, except that the Nominating Committee may consider the size and duration of the shareholdings of the recommending shareholder in relation to the total outstanding shares of the Company, and the extent to which the recommending shareholder intends to continue holding its interest in the Company. To nominate a director, shareholders must submit such nomination in writing to our Secretary at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

Currently, the Board has fixed the number of directors at six persons. Six directors are to be elected to the Board at the Annual Meeting. The Board has nominated Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu for re-election at the Annual Meeting. All six nominees currently serve on the Board.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors at the Annual Meeting at which a quorum is present. The nominees receiving the most “For” votes (among votes properly cast in person or by proxy) will be elected. If no contrary indication is made, shares represented by executed proxy will be voted “For” the election of the nominees named above or, if any nominee becomes unavailable for election as a result of unexpected occurrence, “For” the election of a substitute nominee designated by our Board. Each nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.

All of the Company’s directors are expected to attend the Annual Meeting, unless unusual circumstances would prevent such attendance.

The Board of Directors recommends a vote “FOR” each nominee.

INFORMATION ABOUT THE NOMINEES

Name	Age (1)	Position	Served From
Lei Liu	58	Chief Executive Officer and Chairman of the Board	September 17, 2009
Li Qi	49	Director	October 23, 2009
Caroline Wang (2) (3) (4)	34	Director	March 29, 2017
Jiangliang He (2) (3) (4)	59	Director	September 4, 2018
Genghua Gu (2) (3) (4)	71	Director	March 28, 2014
Pingfan Wu (4)	56	Director	October 26, 2018

(1)	As of the date of this proxy statement.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating Committee.

Lei Liu, Chief Executive Officer and Chairman of the Board

Mr. Liu has served as our Chief Executive Officer and Chairman of our Board of Directors since September 17, 2009. Mr. Liu is one of the three founders of Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Service  & Public Health Service Co., Ltd. (“Jiuzhou Service”) (Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”), and has been the executive director of Jiuzhou Pharmacy since September 2003 and the supervising director of Jiuzhou Service since November 2005. From December 1997 to August 2003, Mr. Liu worked in Tai He Drugstore as a general manager. From September 1992 to November 1997, Mr. Liu was an administration official of Hangzhou Medical Junior College, his alma mater, where he was also a researcher and an anatomy instructor from September 1983 to July 1992. Mr. Liu has been a licensed researcher in the PRC since September 1988. As the founder and CEO responsible for our vision and direction, Mr. Liu is invaluable to us and our Board of Directors. These attributes make Mr. Liu an ideal candidate to serve as our Chairman.

Li Qi, Director

Ms. Qi is one of the three founders of HJ Group and is currently the general manager of both Jiuzhou Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed Traditional Chinese Medicine (“TCM”) pharmacist in the PRC and is a graduate of Hangzhou Nurse School. The Board believes that Ms. Qi’s knowledge of the Company’s history and day-to-day operations and her experience in the PRC medical industry qualify her to serve a director of the Company.

Caroline Wang, Independent Director

Ms. Wang has been a member of our Board since March 29, 2017. Since May 2017, Ms. Wang has been an investment manager with Zhejiang Provincial Financial Holdings Co., Ltd. From October 2015 to April 2017, Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products. Prior to that, Ms. Wang served as an assistant CFO of Kandi Technologies Group, Inc. (NASDAQ:KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was primarily responsible for the consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial reporting audits and internal control audits for listing companies, as well as providing audit service to pre-IPO companies. None of these companies is related to or affiliated with the registrant. Ms. Wang holds a master’s degree in public administration from London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualifications to serve as a member of the Board given her extensive financial, accounting and auditing experiences, as well as her English and Chinese bilingual capabilities, which facilitates the Board’s supervision of management.

Jiangliang He, Independent Director

Mr. He has been a member of our Board since September 4, 2018. He has extensive experiences as an attorney. Mr. He has served as a partner in Dentons China, a large law firm with a presence in approximately 45 cities in China, since August 2008. From July 1997 to July 2008, he was a partner in the Zhejiang Jiuyao law firm. From July 1984 to June 1997, he was a professor at Hangzhou School of Law. Mr. He received his bachelor’s degree in law from Beijing University. The Board believes his knowledge and experiences in law helps the Board have a good corporate governance.

Genghua Gu, Independent Director

Dr. Gu is a retired physician, professor and published scientific researcher in the field of stomatology. From 2003 to 2013, Dr. Gu was a member of the Standing Committee of Zhejiang Province Political Consultative Conference. From 2000 to 2009, Dr. Gu was the Vice President of the Women’s Hospital of Zhejiang University’s School of Medicine (the “School of Medicine”), where, in addition to being a chief physician, professor and researcher, he was also in charge of logistics and financial managements as part of the hospital’s management. From 1998 to 2000, Dr. Gu was the Vice President of the Second Affiliate Hospital of the School of Medicine (the “Affiliate Hospital”), where, in addition to his medical, teaching and research duties, he was also in charge of the hospital’s logistics. From 1995 to 1998, Dr. Gu served as the Deputy Magistrate with the Shuichang County Government in Zhejiang Province, in charge of the county’s culture, education and hygiene programs. From 1988 to 1995, Dr. Gu was the Head of the Medical Department at the Affiliate Hospital and was involved in planning and management of the medical department. Dr. Gu served as an oral surgeon from 1977 to 1988 at the Affiliate Hospital. Dr. Gu graduated from Shanghai Jiaotong University’s School of Medicine, Department of Stomatology in 1977. The Board has determined that Dr. Gu should serve as a director given his extensive medical and scientific research experiences, as well as his government and hospital management and logistics experiences.

Pingfan Wu, Independent Director

Ms. Wu has been a member of our Board since October 26, 2018. She graduated from Jiangxi Medical College with a major in clinical medicine. After graduation, she worked in a hospital for eight years as a physician and an attending physician. After that, she joined Sino-American Shike/GlaxoSmithKline for 18 years until 2014. From sales representative to GSK China Sales/Strategy Director, Ms. Wu was responsible for the sale of multiple prescription drugs/OTC products in Chinese hospitals, retail markets, government cooperation projects and mergers and acquisitions. Since 2014, Ms. Wu has been working at Cardinal Health China Pharmaceutical Co., Ltd., which is among the top three largest U.S./foreign drug distribution companies in China (“Cardinal China”). She served as its retail COO, responsible for retail channel branding/sales of the distribution products in China and online/offline business strategy planning and operation management for its Direct-to-Patient (“DTP”) pharmacy. The DTP pharmacy is mainly a hospital-side pharmacy and the products are primarily high-value drugs. The Board believes that Ms. Wu’s experiences in pharmacy industry brings the Company opportunities in business development.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Board currently consists of six members. Our Amended and Restated Memorandum of Association and Articles of Association provide that our directors will hold office until the Annual Meeting of shareholders or until their successors have been elected and qualified. Our Board is responsible for the business and affairs of the Company and considers various matters that require its approval.

Independence of the Board

We are required to comply with The NASDAQ Stock Market (“NASDAQ”) listing standards, under which a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with the Company’s counsel to ensure that the Board’s determination are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following directors and nominees are independent directors within the meaning of the NASDAQ listing standards: Ms. Caroline Wang, Mr. Jiangliang He, Dr. Genghua Gu, and Ms. Pingfan Wu are independent directors. Mr. Lei Liu and Ms. Li Qi are not independent directors.

Code of Ethics and Business Conduct

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14 to the Company’s predecessor’s Current Report on Form 8-K filed with the SEC on March 23, 2010, a copy of which is available on our website at http://www.chinajojodrugstores.com under the tabs “Investor” – “Corporate Governance” – “Governance Documents”.

Meetings of the Board

During the fiscal year ended March 31, 2021, the Board met one time and took action by unanimous written consent four times.

Information regarding Committees of the Board

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating Committee. The following table provides membership and meeting information for these committees for the fiscal year ended March 31, 2021:

Name	Audit		Compensation		Nominating
Caroline Wang (2)	X	(1)	X		X
Jiangliang He	X		X	(1)	X
Genghua Gu	X		X		X	(1)
Pingfan Wu					X

Total meetings in year ended March 31, 2021	1		1		1

Total actions by unanimous written consent in year ended March 31, 2021	1		0		0

(1)	Committee chairperson.
(2)	“Audit committee financial expert” within the meaning of Item 407(d)(5)(ii) and (iii) of Regulation S-K promulgated under the Exchange Act. Effective March 29, 2017, Caroline Wang was elected as a member of the Board and is qualified as audit committee financial expert within the meaning under Regulation S-K.

Below is a description of each committee as it is presently constituted. The Board has determined that each current member of each committee meets the applicable SEC and NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” -“Committee Charters”, and is composed of our three (3) independent directors. Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her the chairperson of the committee.

The Audit Committee assists the Board oversight of (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of the Company’s internal audit function and independent auditor, and prepares the report that the SEC requires to be included in the Company’s annual proxy statement.

Report of the Audit Committee

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Audit Committee operates under a written charter approved by the Board. The charter provides, among other things, that the Audit Committee has full authority to engage the independent auditor. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

●	reviewed and discussed the audited financial statements with management;

●	discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

●	received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and discussed with the independent accountant the independent accountant’s independence; and

●	based on the review and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company’s predecessor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2021, as filed with the Securities and Exchange Commission.

Respectfully submitted,

The Audit Committee of the Board

/s/ Caroline Wang, Chairperson of the Audit Committee

/s/ Jiangliang He, Member of the Audit Committee

/s/ Genghua Gu, Member of the Audit Committee

The foregoing Audit Committee Report does not constitute soliciting material or to be “filed” with the Commission or subject to Regulation 14A or 14C (17 CFR 240.14a-1 through 240.14b-2 or 240.14c-1 through 240.14c-101), other than as provided in Item 407 of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r) and shall not be deemed filed or incorporated by reference into any other filing of our company under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this Audit Committee Report by reference therein.

Compensation Committee

Our Compensation Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” – “Committee Charters”, and is made up of our three (3) independent directors. Mr. Jiangliang chairs our Compensation Committee, leading it to oversee and, as appropriate, make recommendations to the Board regarding the annual salaries and other compensation of our executive officers and our employees, and other employee policies. The committee also provides assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our Nominating Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” – “Committee Charters”, and is made up of our four (4) independent directors. Genghua Gu is the chairperson of the committee. Our Nominating Committee assists the Board in the selection of director nominees, approves director nominations to be presented for shareholder approval at our annual general meeting, fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.

Each of the six nominees for election as a director named in this proxy statement were unanimously recommended by the Nominating Committee for submission to the shareholders of the Company as the Board’s nominees.

Shareholder Communications with the Board

Due to the infrequency of communications from shareholders to the Board, our Board has not adopted a formal process by which shareholders may communicate with the Board. Nevertheless, shareholders or other interested parties may write to the Company’s Secretary at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-management directors, and the Company’s Secretary will forward the communications to all specified directors. If no director is specified, the communication will be forwarded to the entire Board.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT ACCOUNTANTS

The Audit Committee has selected BDO CHINA SHU LUN PAN Certified Public Accountants LLP (“BDO China”) as the Company’s independent registered public accountants for the fiscal year ending March 31, 2022, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual Meeting. The shareholders are being asked to ratify this appointment so that the Audit Committee will know the opinion of the shareholders. However, the Audit Committee has sole authority to appoint the independent registered public accounting firm.

Representatives of BDO China are not expected to be present at the Annual Meeting, either in person or by teleconference.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of BDO China.

The Board of Directors recommends a vote “FOR” the ratification of the appointment of BDO China as the Company’s independent registered public accounting firm.

Principal Accounting Fees and Services

Our current principal independent auditor is BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) whom we engaged on April 7, 2015. The following table shows the fees for audit and other services provided by BDO China in relation to our 2021 and 2020 fiscal years:

	For the Fiscal Years ended March 31,
	2021	2020
Audit Fees (1)	$250,000	$245,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$250,000	$245,000

(1)	Audit Fees: This category includes the audit of our predecessor’s annual financial statements, review of financial statements included in our predecessor’s Quarterly Reports on Form 10-Q, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.
(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our predecessor’s financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee approves the engagement of our independent auditors and is also required to pre-approve all audit and non-audit expenses.  Prior to engaging its accountants to perform particular services, the Audit Committee obtains an estimate for the service to be performed.  All of the services described above were approved by the Audit Committee in accordance with its procedure.

PROPOSAL NO. 3

APPROVAL OF THE AMENDMENT NO. 2 TO OUR AMENDED AND RESTATED 2010 EQUITY INCENTIVE PLAN

Our Board of Directors, acting upon the recommendation of the Board of Directors’ Compensation Committee (the “Compensation Committee”), has approved the Amendment No. 2 to our Amended and Restated 2010 Equity Incentive Plan (the “Plan”) to increase the number of ordinary shares reserved under the Plan. The Board recommends the Amendment No. 2 to the Amended and Restated 2010 Equity Incentive Plan be approved and adopted by the Company’s shareholders and directs that such proposal be submitted at the Annual Meeting.

As of the Record Date, we had issued shares of restricted stock or stock options to purchase ordinary shares of in an aggregate of approximately 12,145,922 shares and approximately 2,550,546 ordinary shares of were available for issuance under the Plan. There were 74 participants of the Plan as of the Record Date.

Our Board of Directors has deemed it advisable and in the best interest of the Company to, subject to shareholder approval, approve and adopt the Amendment No. 2 to the Plan.

The following is a summary of the principal features of the Amendment No.2 to the Plan. The summary below is qualified in its entirety by the terms of the Plan, as proposed to be amended, a copy of which is attached hereto as Appendix A and is incorporated by reference herein.

Shares Available

Our Board of Directors has authorized, subject to shareholder approval, to reserve a total of 14,696,468 shares of our ordinary shares for issuance under the Plan. The Compensation Committee has deemed that it is in the best interests of the Company to amend the Company’s Plan to increase the number of ordinary shares that are reserved thereunder by 8,350,000 shares from 14,696,468 to 23,046,468 shares (the “Plan Amendment”). In certain circumstances, shares subject to an outstanding award may again become available for issuance pursuant to other awards available under the Plan. For example, shares subject to forfeited, terminated, canceled or expired awards will again become available for future grants under the Plan. In addition, shares subject to an award that are withheld by us to satisfy tax withholding obligations shall also be made available for future grants under the Plan.

Vote Required and Board of Directors’ Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 3.

The Board of Directors recommends a vote “FOR” the approval of the Amendment No. 2 to our Amended and Restated 2010 Equity Incentive Plan.

OTHER MATTERS

The Board and management do not know of any other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed as proxies will vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Lei Liu
Name: Lei Liu
Title: Chairman of the Board of Directors

Appendix A

AMENDMENT NO. 2 TO

CHINA JO-JO DRUGSTORES, INC.

AMENDED AND RESTATED

2010 EQUITY INCENTIVE PLAN

China Jo-Jo Drugstores, Inc. (the “Company”) previously approved and adopted the Amended and Restated 2010 Equity Incentive Plan (the “Plan”) and Amendment No. 1 to encourage the Plan’s participants to acquire and hold stock in the Company as an added incentive to remain with the Company and increase their efforts in promoting the interests of the Company, and to enable the Company to attract and retain capable individuals. By this Amendment, the Company desires to amend the Plan to increase the number of shares available under the Plan.

1. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Plan.

2. The effective date of this Amendment to the Plan shall be January 25, 2022, upon the shareholders’ approval.

3. Section 1.3.1 of the Plan is amended and restated in its entirety as follows:

1.3 Ordinary Shares Subject to this Plan.

1.3.1 Subject to the provisions of Section 7.1, the ordinary shares that may be issued pursuant to Stock Options and Stock Awards granted under this Plan shall not exceed Twenty Three Million Forty Six Thousand Four Hundred and Sixty Eight (23,046,468) shares in the aggregate. If a Stock Option shall expire and terminate for any reason, in whole or in part, without being exercised or, if Stock Awards are forfeited because the restrictions with respect to such Stock Awards shall not have been met or have lapsed, the number of ordinary shares that are no longer outstanding as Stock Awards or subject to Stock Options may again become available for the grant of Stock Awards or Stock Options. There shall be no terms and conditions in a Stock Award or Stock Option that provide that the exercise of an Incentive Stock Option reduces the number of ordinary shares for which an outstanding Non-Statutory Stock Option may be exercised; and there shall be no terms and conditions in a Stock Award or Stock Option that provide that the exercise of a Non-Statutory Stock Option reduces the number of ordinary shares for which an outstanding Incentive Stock Option may be exercised.

4. This Amendment shall amend only the provisions of the Plan as set forth herein. Those provisions of the Plan not expressly amended hereby shall be considered in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized representative on this 9th day of December, 2021.

China Jo-Jo Drugstores, Inc.

By:	/s/ Lei Liu
Name:	Lei Liu
Title:	Chief Executive Officer